UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form N-SAR	Form N-CSR

For Period Ended: May 31, 2007
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

CHINA SUN GROUP HIGH-TECH CO.

Former Name if Applicable
CAPITAL RESOURCE FUNDING, INC.

Address of Principal Executive Office (Street and Number)

1 Hutan Street, Zhongshan District

City, State and Zip Code

Dalian, P. R. China

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Sun Group High-Tech Co. (the “Registrant”) is unable to timely file its Annual Report on Form 10-KSB for the fiscal year ended May 31, 2007 (the “Form 10-KSB”) without unreasonable effort or expense because the Registrant, which has a small accounting staff, has devoted a substantial of time and effort to recent business matters affecting the Registrant. It is anticipated that the Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date of the Form 10-KSB.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Yang	(917)	432-9350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)	Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	Yes	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

The consolidated results of operations for the fiscal year ended May 31, 2007 will differ significantly from the fiscal year ended May 31, 2006. This is primarily due to our acquisition of a majority ownership interest of Da Lian Xin Yang High-Tech Development Co. Ltd. completed on February 28, 2007. A quantitative estimate of the change cannot be made at this time, because our financial statements have not yet completed.

China Sun Group High-Tech Co.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 29, 2007	By:	/s/ Bin Wang

Bin Wang, President, Chief Executive Officer, and Chairman of the Board